Li He Partner +852 2533 3306 li.he@davispolk.com davispolk.com	Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong
Resident Hong Kong Partners
Karen Chan † Yang Chu † James C. Lin* Gerhard Radtke* Martin Rogers †	Patrick S. Sinclair* Miranda So* James Wadham † Jia Xu †
Hong Kong Solicitors * Also Admitted in New York † Also Admitted in England and Wales

June 21, 2022
Re:	Atour Lifestyle Holdings Limited Amendment No. 5 to Registration Statement on Form F-1 Filed September 20, 2021 CIK No. 0001853717

Mr. Frank Knapp

Mr. Robert Telewicz

Mr. Ronald (Ron) E. Alper

Ms. Brigitte Lippmann

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Mr. Frank Knapp, Mr. Robert Telewicz, Mr. Ronald (Ron) E. Alper and Ms. Brigitte Lippmann:

On behalf of Atour Lifestyle Holdings Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 7, 2021 on the Company’s amendment no. 5 to the registration statement on Form F-1 filed on November 1, 2021 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filling its amendment no. 6 to the Registration Statement on Form F-1 (the “Registration Statement Amendment No. 6”) and certain exhibits via EDGAR to the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

The Company has responded to all of the Staff’s comments. The Staff’s comments are repeated below in bold, followed by the Company’s responses to the comments. It has included page numbers to refer to the location in the Registration Statement Amendment No. 6 where the disclosure addressing a particular comment appears.

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Amendment No. 6 to Registration Statement on Form F-1

General

1. We note your response to comments 2 and 3 and revised disclosure on pages 5 and 64 that the PRC Data Security Law defines "data processing" broadly, and that you have more than one million users. Please file a revised legal opinion as Exhibit 99.2 to address how the "data processing" definition, as broadly defined, together with your planned listing abroad and more than one million users appear to require that you be subject to a cybersecurity review. Revise your Summary and Risk Factor disclosure to further clarify the specific risks of going forward with an offering under these circumstances without cybersecurity review. Please include a risk factor under a separate subheading.

The Company respectfully advises the Staff that according to the PRC Data Security Law, “data processing” includes the collection, storage, use, processing, transmission, provision, and public disclosure of data. Under the Cybersecurity Review Measures (which came into effect on February 15, 2022), the definition of “data processing operator” (as mentioned in the Company’s previously filed Registration Statement) was replaced with “network platform operator.” If a “network platform operator” that possesses personal information of more than one million users seeks a listing in a foreign country, it must apply for a cybersecurity review with the CAC. The Company has officially submitted a cybersecurity review application to the CAC. The Company currently expects to receive the final review results from the CAC around June or July 2022, subject to the CAC’s discretion. The Company undertakes to the Staff that, once the review results become available, it will further update all relevant disclosures in the Registration Statement and file a revised legal opinion accordingly to address the Staff’s comment.

Cover Page

2. Please provide a description of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts throughout the organization. State whether any transfers, dividends, or distributions have been made to date.

In response to the Staff’s comment, the Company has revised the disclosures on the cover page of the Registration Statement Amendment No. 6.

Prospectus Summary

Our Challenges, page 3

3. In each of the bulleted summary risk factors, please provide specific cross-references to the more detailed discussion of these risks in the prospectus.

In response to the Staff’s comment, the Company has revised the disclosures on pages 3 and 4 of the Registration Statement Amendment No. 6.

Recent Regulatory Developments

Potential CSRC Approval Required For This Offering, page 6

4. We note your disclosure on page 6 that “[a]s of the date of this prospectus, there are no PRC laws and regulations in force explicitly requiring that [you] obtain any permission from PRC authorities including the CSRC to issue securities to foreign investors.” Please reconcile with your revised disclosure and response to comments 1 and 3, which seem to indicate that you are "technically" subject to review. Additionally, disclose the consequences to you and your investors if you inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

In response to the Staff’s comment, the Company has revised the disclosures on pages 5 and page 63 of the Registration Statement Amendment No. 6.

With respect to a cybersecurity review by the CAC, the Company respectfully directs the Staff to its responses to Comment 1 above.

With respect to approval by the CSRC, the CSRC published the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or, collectively, the Draft Overseas Listing Regulations on December 24, 2021. Such Draft Overseas Listing Regulations set out new filing procedures for China-based companies seeking direct or indirect listings and offerings in overseas markets. The Draft Overseas Listing Regulations require that China-based companies seeking to offer and list securities in overseas markets complete certain post-application / post-listing filing procedures with the CSRC, and that an initial filing with the CSRC be submitted within three working days after the application for an initial public offering is submitted to the overseas regulators, and that a supplemental filing with respect to the result of the overseas listing or offering be submitted after the overseas listing or offering is completed. The Draft Overseas Listing Regulations do not require a China-based company including the Company to obtain the CSRC’s pre-approval before it applies for or completes a listing or offering of securities in overseas markets. The Draft Overseas Listing Regulations were released only for public comments and their provisions and anticipated adoption date are subject to changes and their interpretation and implementation remain uncertain.

Risk Factors, page 22

5. Please revise the risk factors on pages 50-51 to disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.

In response to the Staff’s comment, the Company has revised the disclosures on page 50 of the Registration Statement Amendment No. 6.

Management's Discussion and Analysis, page 83

6. We note your response to comment 1 and the statement that you do not believe the operations "of a largely offline hotel network without any material reliance on online platforms would implicate substantial risks related to national security, cross-border transfer of core data, important data or massive personal information." It is unclear why you believe you do not materially rely on an online platform when your "cloudbased, all-channel, real-time CRS" allows you to (1) manage inventories, prices and reservations across all your major channels and (2) avail yourself of other processes, for example, "to monitor and analyze" your core operational metrics and make well-informed business decisions in real time, as stated on page 135. Do you believe you are or will be subject to cybersecurity review, but that such review will not have a material impact given the nature of your operations? Or do you believe the nature of your operations will result in a decision by authorities not to conduct a cybersecurity review despite the "technical" application to you? Please further explain your belief regarding cybersecurity review and your "largely offline" network. Additionally, as requested please revise your Management's Discussion and Analysis to address the possible material impact or advise us why you believe potential cybersecurity review does not constitute a known material event or uncertainty that is not likely to come to fruition.

The Company respectfully directs the Staff to its responses to Comment 1 and Comment 4 above with respect to cybersecurity review by the CAC and approval by the CSRC. As the Company has already submitted its application in relation to a cybersecurity review, whether such review will have a material adverse impact on its results of operations or its ability to conduct this offering will depend on the final review results of the CAC.

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If you have any questions regarding this submission, please contact Li He at +86-186-1110-6922 (li.he@davispolk.com) or Kevin Zhang at +852 2533-3384 (kevin.zhang@davispolk.com).

Thank you for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Ms. Rui Zhao, Chief Financial Officer Atour Lifestyle Holdings Limited Allen Wang, Esq. Latham & Watkins LLP Kevin Huang Linda Gu KPMG Huazhen LLP